Exhibit No. 12(a)

PROGRESS ENERGY, INC.
Computation of Ratio of Earnings to Fixed Charges
For the Years Ended December 31

(dollars in millions)	2010	2009	2008	2007	2006
EARNINGS, AS DEFINED:
Income from continuing operations	$867	$840	$778	$702	$567
Fixed charges, as below	807	740	698	625	652
Preferred dividend requirements	(7)	(7)	(7)	(7)	(7)
Income from continuing operations attributable to noncontrolling interests, net of tax	(7)	(4)	(5)	(9)	(16)
Income taxes, as below	534	392	390	329	334
Total earnings, as defined	$2,194	$1,961	$1,854	$1,640	$1,530

FIXED CHARGES, AS DEFINED:
Interest on long-term debt	$736	$667	$618	$553	$619
Other interest	43	51	61	52	12
Imputed interest factor in rentals - charged principally to operating expenses	21	15	12	13	14
Preferred dividend requirements of subsidiaries	7	7	7	7	7
Total fixed charges, as defined	$807	$740	$698	$625	$652

INCOME TAXES:
Income tax expense (benefit)	$539	$397	$395	$334	$339
Included in AFUDC - deferred taxes in book depreciation	(5)	(5)	(5)	(5)	(5)
Total income taxes	$534	$392	$390	$329	$334

Ratio of Earnings to Fixed Charges	2.72	2.65	2.66	2.62	2.35